Exhibit 99.2

Kitov Pharma Announces Closing of FameWave Acquisition

•	Concurrent with the close of the transaction, OrbiMed, Pontifax and Arkin are investing $3.5 million in Kitov and will each hold approximately 11% of the company’s shares on a non-diluted basis

•	Acquisition strengthens Kitov’s oncology pipeline with the addition of novel checkpoint inhibitor, CM-24

•	Kitov intends to initiate a phase 1b/2a clinical trial of CM-24 + nivolumab in collaboration with Bristol-Myers Squibb in the second half of 2020

TEL AVIV, Israel, Jan. 08, 2020 (GLOBE NEWSWIRE) --  Kitov Pharma Ltd. (“Kitov”) (NASDAQ/TASE: KTOV), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, today announced the closing of its previously announced acquisition of privately-held, FameWave Ltd.  The acquisition adds CM-24, a first-in-class inhibitor with a unique and differentiated mechanism of action of a multi-role immune checkpoint inhibition, to Kitov’s oncology pipeline. CM-24 has demonstrated a favorable safety and tolerability profile and an initial signal of monotherapy efficacy in a phase 1 clinical study.  As previously announced, Kitov, in collaboration with Bristol-Myers Squibb Company, intends to initiate a phase 1b/2a clinical trial of CM-24 in combination with Bristol-Myers Squibb’s nivolumab (Opdivo®) in patients with non-small cell lung cancer in the second half of 2020.

Kitov has acquired 100% of FameWave from its shareholders in exchange for $10 million worth of Kitov’s newly issued ADSs with a long-term lock-up period, priced at $1.23 per ADS, plus 50% warrant coverage based on an exercise price of $1.98 per ADS with a 4-year term. Under the terms of the agreement, OrbiMed, Pontifax and Arkin Holdings, leading life-science focused investment funds, are exchanging their shares in FameWave for Kitov ADSs and warrants, and investing $3.5 million in Kitov in exchange for additional newly issued ADSs of Kitov. OrbiMed, Pontifax and Arkin Holdings will now each hold approximately 11% of Kitov’s shares on a non-diluted basis.

“The closing of the FameWave acquisition and the addition of CM-24 to our emerging oncology pipeline is a significant milestone for our company and seamlessly aligns with our strategic focus on the development of differentiated oncology product candidates,” said Isaac Israel CEO of Kitov Pharma.  “CM-24 demonstrated encouraging signs of monotherapy anti-tumor activity in a successfully completed phase 1 trial, in addition to preclinical data that showed CM-24’s synergistic benefit with anti-PD(L)1s. This product candidate is an exciting addition to our pipeline, and we will concurrently continue to focus on advancing NT-219, our novel dual inhibitor of IRS 1/2 and STAT3, into a phase 1/2 trial for the treatment of recurrent or metastatic head and neck cancer, which we expect to commence in 2020.  In addition to acquiring this promising asset, this transaction also further strengthens our leadership team and product development capabilities, as we welcome Dr. Michael Schickler, FameWave’s CEO and pharmaceutical industry veteran, to Kitov.”

Dr. Schickler will join Kitov Pharma as the Head of Clinical Operations and will lead the clinical development of CM-24 and NT-219.  “The initial clinical development work with the CM-24 program has suggested the antibody’s potential in overcoming the immune system exhaustion that mitigates the effectiveness and therapeutic duration of approved checkpoint inhibitors, and I am thrilled with Kitov’s commitment to advancing its development,” said Dr. Schickler.  “With manufacturing of the antibody well underway and having collaborated with Bristol-Myers Squibb on the phase 1/2 protocol, I look forward to the anticipated initiation of this study in the second half 2020.”

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities of Kitov will be issued to the selling shareholders in FameWave, and to the investors in the cash investment transaction, on a private placement basis pursuant to applicable exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The securities offered have not been registered under the U.S. Securities Act or any U.S. state or Israeli securities laws, and may not be offered or sold in the United States or in Israel, or to, or for the account or benefit of, United States persons or persons in Israel absent registration or any applicable exemption from the registration and/or prospectus requirements of the U.S. Securities Act and applicable U.S. state and/or Israeli securities laws.

About CM-24
CM-24 is a clinical-stage monoclonal antibody blocking CEACAM1, a well-validated target which is highly expressed in many solid tumors as well as on immune cells and plays a pivotal role in the immune system by blocking immune cells’ access to tumors by CEACAM1-CEACAM1 and CEACAM1-CEACAM5 interaction. CEACAM1 was also shown to regulate TIM3 which induce immune fatigue. This unique mechanism of action positions CM-24 with a differentiated inhibitor of a multi-role immune checkpoint. In a monotherapy phase 1 study, CM-24 demonstrated safety and efficacy with standard dose in about 30% of patients.

About Kitov Pharma
Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is a clinical-stage company focusing on advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, to create successful long-lasting treatments for people with cancer. Kitov’s oncology pipeline includes NT-219 and CM-24. NT-219 is a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3. Kitov is currently advancing NT-219 in combination with cetuximab as a third-line or second-line treatment option for the treatment of recurrent and metastatic squamous cell carcinoma of head & neck cancer (SCCHN). CM-24 is a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways. Kitov will advance CM-24 as a combination therapy with anti-PD1 checkpoint inhibitors for the treatment of non-small cell lung cancer (NSCLC). Kitov has entered into a clinical collaboration agreement with Bristol Myers Squibb (NYSE:BMY) for the planned Phase 1/2 clinical trials to evaluate the combination of CM-24 with the PD-1 inhibitor nivolumab (Opdivo®). Kitov is also the owner of Consensi™, a fixed-dose combination of celecoxib and amlodipine besylate, for the simultaneous treatment of osteoarthritis pain and hypertension which was approved by the FDA for marketing in the U.S in May 2018 and is expected to be launched in the U.S. by early 2020 by its partner Coeptis Pharmaceuticals. Kitov has also partnered to commercialize Consensi in China and South Korea. The company is headquartered in Tel Aviv, Israel. For more information, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov's Safe Harbor Statement
Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: different results from the expected benefits, synergies and costs of the acquisition of FameWave by Kitov; management plans relating to the transaction; the plans, strategies and objectives of management for future operations; product development for NT219 and CM-24; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing; the process by which early stage therapeutic candidates such as NT219 and CM-24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2018 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

Investor Contact
Gil Efron
Deputy & Chief Financial Officer
IR@kitovpharma.com
+972-3-933-3121 ext. #105

Media Contact:
Chuck Padala
 chuck@lifesciadvisors.com
+1 646-627-8390